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                      August 21, 2023

       Elizabeth Eby
       Chief Financial Officer
       Sunpower Corporation
       1414 Harbour Way South , Suite 1901
       Richmond , California 94804

                                                        Re: Sunpower
Corporation
                                                            Form 10-K for the
year ended January 1, 2023
                                                            File No. 1-34166

       Dear Elizabeth Eby:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing